Exhibit 99.1

Brookfield Residential Properties Inc.

News Release
Investors, analysts and other interested parties can access Brookfield Residential’s second quarter 2013 interim report and corporate profile on our website at www.brookfieldrp.com.

The second quarter 2013 results conference call and webcast will be held on August 7, 2013 at 11 a.m. (EST).  Dial 1.800.319.4610 toll free in North America or for overseas calls, 1.604.638.5340.  The call will also be available via webcast live at www.brookfieldrp.com.  The recorded conference call replay can be accessed until September 7, 2013 by dialing 1.800.319.6413 or 1.604.638.9010 and using code 1231 followed by the # sign.

BROOKFIELD RESIDENTIAL REPORTS 2013 SECOND QUARTER RESULTS

Net income attributable to shareholders of $24 million or $0.21 per diluted share
Strong revenue growth of 20% over the second quarter of 2012
24% increase in backlog units and 38% increase in backlog value over the second quarter of 2012
Successfully completed offering of $500 million unsecured senior notes due 2022
Finalized $250 million U.S. revolving credit facility

Calgary, Alberta, August 6, 2013 – (BRP: NYSE/TSX) Brookfield Residential Properties Inc. (“Brookfield Residential” or “the Company”), a leading North American land developer and homebuilder, today announced financial results for the second quarter ended June 30, 2013. The results are based on U.S. Generally Accepted Accounting Principles (U.S. GAAP).

PERFORMANCE AND FINANCIAL HIGHLIGHTS

·	Raised $500 million of unsecured senior notes due 2022 with an interest rate of 6.125% per annum
·	On August 2, 2013, finalized a new U.S. revolving credit facility in the amount of $250 million with six major financial institutions

Three Months Ended June 30, 2013

•	Net income increased to $24 million, or $0.21 per diluted share in the second quarter, compared to $22 million, or $0.22 per diluted share, in the second quarter of 2012
•	Second quarter revenue increased 20% to $298 million over the second quarter of 2012
•
Homebuilding deliveries increased 30% to 460 units compared to the second quarter of 2012. The average home selling price was $420,000 in the second quarter compared to $391,000 for the same period in 2012

•
Backlog of 1,398 units representing $619 million of value rose 24% and 38%, respectively, compared to the second quarter of 2012. The average price of homes in backlog was $443,000 as at June 30, 2013, compared to $397,000 as at June 30, 2012

•	Active housing communities increased to 41, up from 32 in the second quarter of 2012

Six Months Ended June 30, 2013

•	Net income increased to $29 million, or $0.24 per diluted share for the six months ended June 30, 2013, compared to $22 million, or $0.22 per diluted share, for the six months ended June 30, 2012
•	Year to date revenue increased 23% to $469 million over the same period in 2012
•
Homebuilding deliveries increased 24% to 754 units compared to the same period in 2012. The average home selling price was $414,000 for the six months ended June 30, 2013 compared to $374,000 for the same period in 2012

1 |  Brookfield Residential Properties Inc. – 2013 Second Quarter Results

Results of Operations	Three Months Ended June 30		Six Months Ended June 30
(US$ millions, except per share amounts)	2013	2012	2013	2012
Total revenue	$298	$248	$469	$380
Income before income taxes	30	34	37	38
Income tax expense	(5)	(13)	(8)	(16)
Net income attributable to Brookfield Residential	24	22	29	22
Basic and diluted income per share	$0.21	$0.22	$0.24	$0.22
Total assets			$3,271	$2,711
Total liabilities			$1,915	$1,671

Second Quarter Operational Highlights
	Three Months Ended June 30		Six Months Ended June 30
(US$ millions, except unit activity and average selling price)	2013	2012	2013	2012
Land revenue	$105	$110	$157	$153
Lot closings (single family lots)	408	463	762	737
Average lot selling price (single family lots)	$148,000	$142,000	$147,000	$149,000
Acres sales (multi-family, industrial, commercial parcels)	6	22	6	23
Average per acre selling price (multi-family, industrial, commercial parcels)	$815,000	$1,162,000	$815,000	$1,119,000

Housing revenue	$193	$138	$312	$227
Home closings for Brookfield Residential (units)	460	355	754	606
Home closings for unconsolidated entities (units)	20	21	21	31
Average home selling price for Brookfield Residential	$420,000	$391,000	$414,000	$374,000
Net new orders for Brookfield Residential (units)	659	598	1,316	1,072
Net new orders for unconsolidated entities (units)	6	19	24	37
Backlog for Brookfield Residential (units at end of period)	1,378	1,111	1,378	1,111
Backlog value for Brookfield Residential	$609	$443	$609	$443
Backlog for unconsolidated entities (units at end of period)	20	20	20	20
Backlog value for unconsolidated entities	$10	$6	$10	$6

Three Months Ended June 30, 2013

Land revenue totalled $105 million for the three months ended June 30, 2013, a decrease of $5 million when compared to the same period in 2012. The decrease in land revenue was due to 55 fewer lot closings compared to the same period in the prior year. Our land revenue may vary from period to period due to the nature and timing of land sales.

Housing revenue was $193 million for the three months ended June 30, 2013 compared to $138 million for the same period in 2012. The increase was the result of 105 additional home closings, with the largest increase from our California operations. Sales activity continued to be strong in the second quarter with a 10% year-over-year increase in overall net new home orders.

Six Months Ended June 30, 2013

Land revenue totalled $157 million for the six months ended June 30, 2013, an increase of $4 million when compared to the same period in 2012. The increase in land revenue was due to 25 more single family lot closings when compared to the same period in 2012.

Housing revenue was $312 million for the six months ended June 30, 2013 compared to $227 million for the same period in 2012. The increase was the result of 148 additional home closings, a 24% increase over 2012, occurring primarily in the U.S. operations of California and Washington D.C. Our backlog of 1,398 units representing $619 million of value rose 24% and 38%, respectively, when compared to June 30, 2012.

2 |  Brookfield Residential Properties Inc. – 2013 Second Quarter Results

Historically there is variability in our results of operations from quarter to quarter, due to the seasonal nature of the homebuilding business and the timing of new community openings and closings. Typically, the highest rate of orders for new homes and lots occurs in the first nine months of the calendar year and we generally deliver a greater percentage of new homes and lots, and see higher revenues in the second half of the year. In terms of acre sales, which are a meaningful part of our business, results are more variable from year to year given the nature of the development and monetization cycle.

Alan Norris, President and Chief Executive Officer of Brookfield Residential, commented: “we have seen continued improvement in the U.S. housing market as well as a stable Canadian market performing at levels we anticipated and similar to last year. In our U.S. markets, housing market conditions continued to improve with price appreciation in all of our markets, albeit at different rates of growth. Although there has been some volatility in U.S. mortgage interest rates, we have seen no appreciable effect on our markets to this point. Our strategy in this rising market includes not pre-selling lots and houses. Otherwise, we either give the lot price upside to our homebuilding customers or in the case of housing, we run the risk of eroding our margin by locking in price while subjecting us to potential future cost increases. We also continue to complete re-entitlements of certain projects in the U.S. and bring them to market, which we anticipate to occur later this year, thereby setting ourselves up well for 2014 and beyond.”

STRATEGIC INITIATIVES

In the second quarter, we successfully raised capital through a private placement offering of $500 million aggregate principal amount of unsecured senior notes due 2022 with an interest rate of 6.125% per annum. The net proceeds were primarily used to refinance existing secured indebtedness and to add cash to the balance sheet, giving us additional liquidity to support growth initiatives. The transaction also extended the maturity of our debt and simplified our capital structure. On August 2, 2013, the Company finalized a new U.S. revolving credit facility with six major financial institutions. The credit facility allows borrowings in an aggregate amount up to $250 million. Under the current terms, the facility is unsecured but may become secured in the future under certain circumstances.

Since Brookfield Residential launched as a merged company on March 31, 2011, we have raised $1.1 billion in unsecured senior notes, issued $233 million of common shares and added an additional $250 million of liquidity under the revolving credit facility. The steps taken to enhance liquidity give the Company the ability to continue to participate in opportunities as the U.S. housing market recovers.

OUTLOOK

Our outlook for the year continues to remain positive and we anticipate that income before income taxes for 2013 will be higher than 2012. We offer the following updated limited guidance for 2013:

•	Canadian operations are projected to close approximately 1,400 single family lots, 100 acres of multi-family, commercial and industrial parcels as well as 1,350 homes;

•
U.S. operations are expected to close approximately 800 single family lots, 30 acres of multi-family, commercial and industrial parcels and 1,000 homes, which include our share of unconsolidated entities.

•	This limited guidance does not include material bulk lot sales or other transactions that may occur in Canada or the U.S.

We remain confident about the balance of 2013 and beyond. Based on our current land holdings and recent price appreciation in the U.S., we are optimistic about our increasing profitability continuing in 2014 and beyond. By 2015, we hope to see results in the U.S. approach profitability levels currently seen in Canada, providing the market recovery continues.

3 |  Brookfield Residential Properties Inc. – 2013 Second Quarter Results

ADDITIONAL INFORMATION

The attached financial statements are based primarily on information extracted from our financial statements for the six months ended June 30, 2013. The financial statements were prepared using the standards and interpretations currently issued under U.S. GAAP.

The interim report and the Company’s corporate profile for the quarter ended June 30, 2013 contain further information on our strategy, operations, financial results and outlook. Shareholders are encouraged to read these documents, which are available on our website at www.brookfieldrp.com.

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Brookfield Residential Properties Inc. is a leading North American land developer and homebuilder with operations in eleven major markets. We entitle and develop land to create master-planned communities and build and sell lots to third-party builders, as well as to our own homebuilding division. We also participate in selected, strategic real estate opportunities, including infill projects, mixed-use developments, infrastructure projects, and joint ventures. Brookfield Residential is listed on the NYSE and TSX under the symbol BRP.

Please note that Brookfield Residential’s unaudited interim reports and audited annual report are filed on EDGAR and SEDAR and can also be found in the investor section of our website at www.brookfieldrp.com (the contents of which are not incorporated in this press release). Hard copies of the interim and annual reports can be obtained free of charge upon request.

For more information, please visit our website at www.brookfieldrp.com or contact:

Investors:	Media:
Nicole French Manager, Investor Relations & Communications Tel: 1.403.231.8952 Email: nicole.french@brookfieldrp.com	Andrew Willis SVP, Communications & Media Tel: 1.416.369.8236 Email: andrew.willis@brookfield.com

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Note: This news release contains “forward-looking statements” within the meaning of Canadian securities laws and United States federal securities laws. Certain statements in this news release that are not historical facts, including information concerning possible or assumed future results of operations of the company, potential acquisition opportunities, guidance for 2013, anticipated improvements in the U.S. and Canadian markets and continued strength in the Canadian markets, the company’s 2013 outlook, and those statements preceded by, followed by, or that include the words “believe,” “projected,” “planned,” “anticipate,” “should,” “goals,” “expected,” “potential,” “estimate,” “targeted,” “scheduled” or similar expressions, constitute “forward-looking statements.” Undue reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which may cause the actual results to differ materially from the anticipated future results expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from those set forward in the forward-looking statements include, but are not limited to: changes in general economic, real estate and other conditions; changes in interest rates; mortgage rate changes; availability of suitable undeveloped land at acceptable prices; adverse legislation or regulation; ability to obtain necessary permits and approvals for the development of our land; availability of labour or materials or increases in their costs; ability to develop and market our master-planned communities successfully; laws and regulations related to property development and to the environment that could lead to additional costs and delays; confidence levels of consumers; ability to raise capital on favourable terms; our debt and leverage; adverse weather conditions and natural disasters; relations with the residents of our communities; risks associated with increased insurance costs or unavailability of adequate coverage and ability to obtain surety bonds; competitive conditions in the homebuilding industry, including product and pricing pressures; ability to retain our executive officers; relationships with our affiliates; any increase in unemployment or underemployment; decline of the market value of our land and housing inventories; significant inflation or deflation; inability to raise capital on favorable terms or at all; failure in our financial and commercial controls; changes to foreign currency exchange rates; difficultly enforcing civil liabilities in the United States against us and our directors and officers; higher cancellation rates of existing agreements of sale; major health and safety incident relating to our business; utility and resource shortages or rate fluctuations; and additional risks and uncertainties referred to in our filings with the securities regulators in Canada and the United States, many of which are beyond our control. Except as required by law, we undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise.  However, any further disclosures made on related subjects in subsequent reports should be consulted.

4 |  Brookfield Residential Properties Inc. – 2013 Second Quarter Results

Brookfield Residential Properties Inc.
Condensed Consolidated Statements of Operations
(Unaudited)

	Three Months Ended June 30		Six Months Ended June 30
(US$ thousands, except per share amounts)	2013	2012	2013	2012

Revenue
Land	$104,790	$109,575	$156,503	$153,570
Housing	193,078	138,687	312,387	226,841
	297,868	248,262	468,890	380,411
Direct Cost of Sales
Land	(64,127)	(58,904)	(87,366)	(78,903)
Housing	(156,690)	(116,167)	(253,394)	(189,528)
	77,051	73,191	128,130	111,980
Selling, general and administrative expense	(40,066)	(29,412)	(76,318)	(55,505)
Equity in earnings from unconsolidated entities	1,201	1,253	2,995	2,876
Depreciation	(1,046)	(836)	(2,045)	(1,611)
Interest expense	(10,777)	(10,286)	(21,283)	(20,439)
Other income	3,526	397	5,378	915
Income Before Income Taxes	29,889	34,307	36,857	38,216
Current income tax expense	(112)	(15,324)	(52)	(21,618)
Deferred income tax (expense) / recovery	(5,104)	2,561	(7,735)	5,157
Net Income	24,673	21,544	29,070	21,755
Net (income) / loss attributable to non-controlling interests and other interests in consolidated subsidiaries	(437)	233	(557)	63
Net Income Attributable to Brookfield Residential	$24,236	$21,777	$28,513	$22,388

Unrealized foreign exchange (loss) / gain on:
Translation of the net investment in Canadian subsidiaries	(23,161)	(12,074)	(42,347)	2,501
Translation of the Canadian dollar denominated debt designated as a hedge of the net investment in Canadian subsidiaries	–	9,120	–	(2,352)
Comprehensive Income / (Loss) Attributable to Brookfield Residential	$1,075	$18,823	$(13,834)	$22,537

Earnings per Common Share Attributable to Brookfield Residential
Basic	$0.21	$0.22	$0.24	$0.22
Diluted	$0.21	$0.22	$0.24	$0.22

Weighted Average Common Shares Outstanding (in thousands)
Basic	116,455	99,812	116,395	99,709
Diluted	117,556	100,200	117,461	100,096

5 |  Brookfield Residential Properties Inc. – 2013 Second Quarter Results

Brookfield Residential Properties Inc.
Condensed Consolidated Balance Sheets
(Unaudited)

	As at
(US$ thousands)	June 30, 2013	December 31, 2012

Assets
Land and housing inventory	$2,465,187	$2,250,256
Investments in unconsolidated entities	187,803	155,352
Commercial properties	14,863	15,363
Receivables and other assets	309,348	331,244
Restricted cash	19,550	13,596
Cash and cash equivalents	274,438	49,826
Deferred income tax assets	–	10,552
	$3,271,189	$2,826,189

Liabilities and Equity
Notes Payable	$1,100,000	$600,000
Project-specific and other financings	444,272	459,329
Total financings	1,544,272	1,059,329
Accounts payable and other liabilities	371,016	427,020
Deferred income tax liabilities	11	–
Total liabilities	1,915,299	1,486,349
Other interests in consolidated subsidiaries	30,412	32,445
Total equity	1,325,478	1,307,395
	$3,271,189	$2,826,189

6 |  Brookfield Residential Properties Inc. – 2013 Second Quarter Results